UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 3)*

LIVEDEAL INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

538144106
(CUSIP Number)

Joseph R. Huber 10940 Wilshire Blvd., Suite 925 Los Angeles, California 90024 310-207-8400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of  §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits.  See §§240.13d-7 for other parties to whom copies are to be sent.

(continued on following pages)

(Page 1 of  6  Pages)
_______
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Joseph R. Huber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,731,650
	8	SHARED VOTING POWER 299,100
	9	SOLE DISPOSITIVE POWER 1,731,650
	10	SHARED DISPOSITIVE POWER 299,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,030,750
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 33.00%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) JRH Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,701,437
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,701,437
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,701,437
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 27.65%
14	TYPE OF REPORTING PERSON (See Instructions) OO

ITEM 1.	SECURITY AND ISSUER.

This Schedule 13D relates to the beneficial ownership of Common Stock, $0.001 par value per share (the “Common Stock”) of LiveDeal, Inc. (the “Issuer”), whose principal place of business is located at 2490 East Sunset Road, Suite 100, Las Vegas, Nevada 89120.

ITEM 2.	IDENTITY AND BACKGROUND.

a.	This statement is filed by:

(i)
Joseph R. Huber, with respect to the shares of Common Stock beneficially owned directly and indirectly by him and by JRH Investments, LLC, a Delaware limited liability company (“JRH Investments”) that is 100% owned and managed by Mr. Huber; and

(ii)	JRH Investments with respect to the shares of Common Stock directly owned by it.

The foregoing persons are hereinafter collectively referred to as the “Reporting Persons”.

b.	The Reporting Persons’ business address is 10940 Wilshire Blvd., Suite 925, Los Angeles, California 90024.

c.
The principal occupation of Mr. Huber is his employment as Managing Member, Chief Executive Officer and Chief Investment Officer of Huber Capital Management, LLC (“HCM”).  The address of HCM’s executive offices is 10940 Wilshire Blvd., Suite 925, Los Angeles, California 90024.  The principal business of JRH Investments is serving as a private investment limited liability company.

d.	During the last five years, the Reporting Persons have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
During the last five years, the Reporting Persons were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making the Reporting Persons subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	Mr. Huber is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Persons acquired the Common Stock using personal funds.

ITEM 4.	PURPOSE OF TRANSACTION.

The Common Stock was acquired by the Reporting Persons for investment purposes.  The Reporting Persons may acquire additional shares of Common Stock but only through purchases from time to time in the open market at prices prevailing in the market at the time of such purchases or through privately negotiated transactions at prices which may or may not be related to prices prevailing in the open market at the time of such purchases, or by a combination of open market and privately negotiated transactions. The Reporting Persons’ acquisition of additional shares of Common Stock is, in all cases, subject to the availability of shares at prices deemed by him to be reasonable and consistent with prudent investment criteria and to general economic circumstances.  As prices and economic factors are not expected to be static, there can be no assurances that the Reporting Persons will purchase additional shares of Common Stock or that the Reporting Persons will be purchasing shares at any given time; nor can there be any prediction regarding the number of shares of Common Stock that they will own at any given time or from time to time. The Reporting Persons reserve the right to sell or otherwise dispose of any or all the shares of Common Stock the Reporting Persons own at any time or from time to time.

The Reporting Persons intend to continue to evaluate the Issuer’s business affairs, financial position and prospects, as well as conditions in the securities markets and the economy generally.  Based on that continuing evaluation, the Reporting Persons will take such action as they deem appropriate, including, but not limited to, (i) engaging in communications with the management, board of directors and/or other shareholders of the Issuer concerning the operations and management of the Issuer and other matters and (ii) considering service on the Issuer's Board of Directors, and (iii) proposing additional transactions with the Issuer, including transactions that could result in a change of control of the Issuer.

Except as stated above, the Reporting Persons have no present plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The filing of this statement and any future amendment by the Reporting Persons and the inclusion of information herein and therein with respect to the Reporting Persons, shall not be considered an admission that they, for the purpose of Section 16 of the Securities Exchange Act of 1934, are the beneficial owners of any shares, including but not limited to shares of Common Stock held by the separately managed account for which HCM serves as investment adviser, in which the Reporting Persons do not have a pecuniary interest.

A.	Mr. Huber

a.
Mr. Huber beneficially owns 2,030,750 shares of Common Stock, which represents 33.00% of the outstanding and issued Common Stock of the Company.  Of the 2,030,750 shares of Common Stock, 1,701,437 shares are directly owned by JRH Investments, which is 100% owned and managed by Mr. Huber, 4,700 shares are beneficially owned by Mr. Huber as the custodian of a custodial account for the benefit of his child and 25,513 shares are beneficially owned by Mr. Huber as the portfolio manager of an investment company for which HCM serves as investment adviser.

In addition, HCM serves as investment adviser to a separately managed account for which HCM has delegated voting and dispositive power to persons other than Mr. Huber with respect to the 299,100 shares of Common Stock that are directly beneficially owned by the separately managed account.   Notwithstanding the foregoing, solely by virtue of Mr. Huber’s capacity as Managing Member of HCM, Mr. Huber may be deemed to hold an indirect beneficial interest in such shares by reason of the provisions of Section 13 of the Securities Exchange Act of 1934.

In addition, Mr. Huber’s spouse owns 5,561 shares of Common Stock, over which Mr. Huber disclaims beneficial ownership.

Mr. Huber disclaims the existence of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934.

b.
Mr. Huber has sole power to vote and dispose of 1,731,650 shares of Common Stock.  In addition, the Mr. Huber may be deemed to have shared power to vote and dispose of 299,100 shares of Common Stock held by a separately managed account for which HCM serves as investment adviser, notwithstanding the fact that HCM has delegated voting and dispositive power to persons other than Mr. Huber with respect to such shares of Common Stock.

c.	The following purchases of Common Stock were effected by Mr. Huber since December 10, 2008:

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit
12/12/2008	300	$ 1.26
12/15/2008	2,600	$ 1.72
12/15/2008	108	$ 1.74
12/15/2008	3,600	$ 1.75
12/17/2008	2,050	$ 1.72
12/17/2008	23	$ 1.75
12/17/2008	100	$ 1.70
12/17/2008	200	$ 1.71
12/17/2008	769	$ 1.72
12/19/2008	100	$ 1.62
12/19/2008	100	$ 1.71
12/19/2008	2,537	$ 1.72
12/30/2009	976	$ 1.25
1/2/2009	514	$ 1.57
1/2/2009	100	$ 1.72
1/2/2009	5,980	$ 1.75
1/9/2009	600	$ 1.62
1/9/2009	175	$ 1.75

d.	Please see (a) above.

e.	Not applicable.

B.	JRH Investments

a.
JRH Investments beneficially owns 1,701,437 shares of Common Stock, which represents 27.65% of the outstanding and issued Common Stock of the Company.  JRH Investments is 100% owned and managed by Mr. Huber.

b.	JRH Investments has sole power to vote and dispose of 1,701,437 shares of Common Stock.

c.
On January 14, 2009, 1,676,425 shares of Common Stock were transferred from Mr. Huber to JRH Investments, LLC. Since January 14, 2009, the following purchases of Common Stock were effected by JRH Investments:

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit
3/6/2009	95	$ 1.39
3/6/2009	4,917	$ 1.40
3/13/2009	20,000	$ 1.75

d.	Please see (a) above.

e.	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as disclosed above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2009

/s/ Joseph R. Huber
Joseph R. Huber

JRH INVESTMENTS, LLC

By:	/s/ Joseph R. Huber
Joseph R. Huber
Managing Member